UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-30267
CUSIP NUMBER: 68571P

[X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2002

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Orchid BioSciences, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4390 US Route One
Princeton, New Jersey 08540
Address of Principal Executive Office
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2003, the Registrant completed a private placement of 1600 units (the “Units”), with each Unit consisting of (i) one share of the Registrant’s Series A Convertible Preferred Stock, $.001 par value per share (the “Series A Preferred Stock”), convertible into approximately 22,222.22 shares of the Registrant’s common stock, $.001 par value per share (the “Common Stock”), and (ii) a warrant (a “Warrant”) to purchase approximately 6,666.67 shares of Common Stock (the “Offering”). The Offering will materially impact disclosure in the Registrant’s Form 10-K. The Registrant believes it would be prudent to allow a sufficient amount of time to complete a review of the Offering and its impact on the disclosure in the Registrant’s Form 10-K before finalizing and filing the Registrant’s Form 10-K. As a result of these factors, the Registrant is unable, without unreasonable effort or expense, to finalize the disclosure in its Form 10-K by the filing deadline. The Registrant believes that it will be able to make the disclosure and file its Form 10-K within fifteen days after the filing deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Andrew P. Savadelis
Senior Vice President and Chief Financial Officer

(609) 750-2200
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its consolidated statement of operations for the fiscal year ended December 31, 2002, the Registrant will report total revenues of approximately $50.4 million, up from approximately $30.6 million for the year ended December 31, 2001, principally as a result of an increase in clinical laboratory testing revenues related to the Registrant’s acquisition of Lifecodes Corporation in December 2001. Operating loss for the year ended December 31, 2002 is estimated at approximately $70.6 million, down from approximately $86.7 million for the year ended December 31, 2001. Net loss for the year ended December 31, 2002 is estimated at approximately $80.1 million, down from approximately $84.7 million for the year ended December 31, 2001.

Orchid BioSciences, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By: /s/ Andrew P. Savadelis
Andrew P. Savadelis
Senior Vice President and Chief Financial Officer